Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF DESIGNATIONS OF RIGHTS AND PREFERENCES

OF THE

9.375% Series A Cumulative Redeemable Perpetual Preferred Stock

OF

FORTRESS BIOTECH, INC.

Fortress Biotech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That the Corporation’s original Certificate of Incorporation was filed on June 28, 2006.

SECOND: That the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the amendment of the Certificate of Designations of Rights and Preferences of the Corporation’s 9.375% Series A Cumulative Redeemable Perpetual Preferred Stock under the Amended and Restated Certificate of Incorporation of the Corporation (the “Perpetual Preferred Stock Certificate of Designations”), as follows:

Section 2(b) of the Perpetual Preferred Stock Certificate of Designations shall be replaced and amended in its entirety to read as follows:

“(b) Dividend Payment Date; Dividend Record Date. Dividends on the Series A Perpetual Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable monthly on the last day of each calendar month (each such payment date, a “Dividend Payment Date,” and each such monthly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. The first dividend on the Series A Perpetual Preferred Stock is scheduled to be paid on December 31, 2017 (in the amount of  $0.299479 per share) to the persons who are the holders of record of the Series A Perpetual Preferred Stock at the close of business on the corresponding record date, which will be December 15, 2017. Any dividend payable on the Series A Perpetual Preferred Stock, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the Corporation’s stock records for the Series A Perpetual Preferred Stock at the close of business on the applicable record date, which shall be the 15th day of each calendar month, whether or not a Business Day, in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”).”

THIRD: That the stockholders of the Corporation approved and adopted such amendments by a majority vote of the votes entitled to be cast in accordance with the applicable provisions of the General Corporation Law of the State of Delaware.

FOURTH: That such amendment of the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be signed by its Executive Chairman, President and Chief Executive Officer this 18th day of June, 2020.

FORTRESS BIOTECH, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.
Executive Chairman, President and
Chief Executive Officer

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